UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sovereign Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

845905108

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
12400 High Bluff Drive, Suite 600
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845905108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,357,189

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 26,357,189

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,357,189

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.29%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,907,609

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,907,609

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,907,609

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.36%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 106,221

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 106,221

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,221

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 225,875

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 225,875

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 225,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 99,773

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 99,773

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,773

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,458,721

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,458,721

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,458,721

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.68%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,200,552

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,200,552

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,552

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.61%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 549,431

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 549,431

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 549,431

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.15%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 282,326

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 282,326

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 282,326

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.08%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 166,221

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 166,221

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 166,221

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.05%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 229,212

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 229,212

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 229,212

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,720,856

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,720,856

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,720,856

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.31%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,925,255

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,925,255

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925,255

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.53%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,050,188

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,050,188

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,050,188

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.57%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,217,938

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,217,938

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,217,938

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.34%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 241,885

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 241,885

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 241,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 855,408

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 855,408

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 855,408

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.24%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 457,749

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 457,749

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 457,749

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.13%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 26,357,189

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 26,357,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,357,189

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.29%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 26,357,189

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 26,357,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,357,189

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.29%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joel L. Reed

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 26,357,189

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 26,357,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,357,189

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.29%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James J. Zehentbauer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 26,357,189

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 26,357,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,357,189

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.29%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the second amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on May 26, 2005 (the “Statement”) and amended by Amendment No. 1 filed by the Reporting Persons with the Securities and Exchange Commission on July 7, 2005 (“Amendment ”) with respect to shares of the common stock (the “Shares”) of Sovereign Bancorp, Inc. (the “Company”). Except as specifically amended by this Schedule 13D/A, the Initial Schedule 13D, as amended by the Amendment, remains in full force and effect.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated as follows:

This Statement is being filed by and on behalf of Relational Investors, L.P. (“RILP”), Relational Fund Partners, L.P. (“RFP”), Relational Coast Partners, L.P. (“RCP”), Relational Partners, L.P. (“RP”), RH Fund 1, L.P. (“RH1”), RH Fund 2, L.P. (“RH2”), RH Fund 4, L.P. (“RH4”), RH Fund 6, L.P. (“RH6”), RH Fund 7, L.P. (“RH7”), Relational Investors III, L.P. (“RI III”), Relational Investors VIII, L.P. (“RI VIII”), Relational Investors IX, L.P. (“RI IX”), Relational Investors X, L.P. (“RI X”), Relational Investors XI, L.P. (“RI XI”), Relational Investors XII, L.P. (“RI XII”), Relational Investors XIV, L.P. (“RI XIV”) and Relational Investors XV, L.P. (“RI XV”).  Each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII, RI XIV and RI XV is a Delaware limited partnership.  The principal business of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII, RI XIV and RI XV is investing in securities.

This Statement is also being filed by and on behalf of Relational Investors, LLC (“RILLC”), a Delaware limited liability company.  The principal business of RILLC is being the sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI IX, RI XI, RI XII, RI XIV and RI XV and the sole managing member of Relational Asset Management LLC and Relational Investors X GP LLC, which serve as the general partners of RI III and RI X, respectively.  RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII, RI XIV, RI XV and certain investment accounts are the beneficial owners of the securities covered by this Statement.  Pursuant to the Limited Partnership Agreement of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII, RI XIV and RI XV and the investment management agreement for the accounts managed by RILLC, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by and on behalf of Ralph V. Whitworth, David H. Batchelder, Joel L. Reed and James J. Zehentbauer.  Messrs. Whitworth, Batchelder, Reed and Zehentbauer are the Principals of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement.  Messrs. Whitworth, Batchelder, Reed and Zehentbauer, therefore, may be deemed to have shared indirect beneficial ownership of such securities.  The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as Principals of RILLC.  The present principal occupation of each of Messrs. Reed and Zehentbauer is serving as Principal of Relational Advisors LLC. Messrs. Whitworth, Batchelder, Reed and Zehentbauer, together with RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII, RI XIV, RI XV and RILLC, hereinafter, are referred to as the “Reporting Persons”.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.
Messrs. Whitworth, Batchelder, Reed and Zehentbauer are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated as follows:

Two client accounts managed by RILLC purchased an aggregate of 65,517 Shares for a total consideration (including brokerage commissions) of $1,462,605.75 derived from capital of the managed accounts and margin borrowings from the client margin accounts at Credit Suisse First Boston Corporation (“CSFBC”).  The other three accounts managed by RILLC purchased an aggregate of 3,596,452 Shares for a total consideration (including broker commissions) of $80,121,858.40 derived from the capital of the managed accounts.

RILP purchased an aggregate of 4,907,609 Shares for total consideration (including brokerage commissions) of $109,523,134.60 derived from the capital of RILP.

RFP purchased an aggregate of 106,221 Shares for total consideration (including brokerage commissions) of $2,357,621.78 derived from the capital of RFP and margin borrowings from a margin account at CSFBC.

RCP purchased an aggregate of 225,875 Shares for total consideration (including brokerage commissions) of $4,990,231.32 derived from the capital of RCP and margin borrowings from a margin account at CSFBC.

RP purchased an aggregate of 99,773 Shares for total consideration (including brokerage commissions) of $2,221,484.20 derived from the capital of RP.

RH1 purchased an aggregate of 2,458,721 Shares for total consideration (including brokerage commissions) of $54,649,248.54 derived from the capital of RH1 and margin borrowings from a margin account at CSFBC.

RH2 purchased an aggregate of 2,200,552 Shares for total consideration (including brokerage commissions) of $48,880,854.00 derived from the capital of RH2 and margin borrowings from a margin account at CSFBC.

RH4 purchased an aggregate of 549,431 Shares for total consideration (including brokerage commissions) of $12,172,814.80 derived from the capital of RH4.

RH6 purchased an aggregate of 282,326 Shares for total consideration (including brokerage commissions) of $6,226,180.88 derived from the capital of RH6.

RH7 purchased an aggregate of 166,221 Shares for total consideration (including brokerage commissions) of $3,656,253.99 derived from the capital of RH7.

RI III purchased an aggregate of 229,212 Shares for total consideration (including brokerage commissions) of $5,070,068.71 derived from the capital of RI III.

RI VIII purchased an aggregate of 4,720,856 Shares for total consideration (including brokerage commissions) of $103,931,860.00 derived from the capital of RI VIII.

RI IX purchased an aggregate of 1,925,255 Shares for total consideration (including brokerage commissions) of $42,418,049.21 derived from the capital of RI IX.

RI X purchased an aggregate of 2,050,188 Shares for total consideration (including brokerage commissions) of $44,576,774.88 derived from the capital of RI X.

RI XI purchased an aggregate of 1,217,938 Shares for total consideration (including brokerage commissions) of $27,337,088.30 derived from the capital of RI XI.

RI XII purchased an aggregate of 241,885 Shares for total consideration (including brokerage commissions) of $5,431,487.48 derived from the capital of RI XII.

RI XIV purchased an aggregate of 855,408 Shares for total consideration (including brokerage commissions) of $18,849,342.85 derived from the capital of RI XIV.

RI XV purchased an aggregate of 457,749 Shares for total consideration (including brokerage commissions) of $9,838,965.57 derived from the capital of RI XV.

Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points.  CSFBC has a lien on the Shares held by two of the five accounts managed by RILLC and those held by each of RFP, RCP, RH1 and RH2 to secure repayment of the margin borrowings described above.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following after the final paragraph thereof:

On October 20, 2005, the Reporting Persons filed preliminary proxy materials with the SEC regarding their intention to nominate two individuals for election to the Company’s board of directors at the Company’s 2006 annual meeting of shareholders.

The Reporting Persons will hold a Shareholder Value Forum at 10:00 am (Eastern time) on November 8, 2005 in New York City, at which the Reporting Persons will expand on the issues raised in this Statement and discuss in greater detail why the Reporting Persons believe that the Shares have traded at a discount relative to Shares of the Company’s peers.  The Reporting Persons will also address what they believe are conflicts of interest of certain directors and poor corporate governance practices of the Company’s board of directors, including highly unusual compensation programs and related party transactions, approved or condoned by the board of directors and from which members of the board of directors have benefited. The Reporting Persons believe that the Company’s board has not been held accountable for its practices and therefore the Reporting Persons invite all shareholders to participate in what the Reporting Persons believe will be a very informative and enlightening discussion. Details about participating in the Shareholder Value Forum are set forth in the Shareholder Value Forum Invitation, a copy of which is attached as Exhibit C.

On October 20, 2005, RILLC will submit an application to the Pennsylvania Department of Banking under Section 112 of the Pennsylvania Banking Code of 1965 seeking approval, insofar as required under Section 112, to solicit proxy authority to vote more than ten percent (10%) of the outstanding shares of the Company for the purpose of electing two nominees to the board of directors of the Company.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Statement is hereby amended and restated as follows:

(a)           As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 26,357,189 Shares, constituting 7.29% of the outstanding Shares.  The percentages of Shares reported herein are based upon 361,669,914 Shares outstanding on July 31, 2005, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2005.  The percentages of the outstanding shares held by the Reporting Persons set forth in this Statement do not give effect to the repurchase of approximately 8 million Shares by the Company as announced by the Company on October 4, 2005.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	PERCENT OF OUTSTANDING SHARES

RILLC	3,661,969	1.01%

RILP	4,907,609	1.36%

RFP	106,221	0.03%

RCP	225,875	0.06%

RP	99,773	0.03%

RH1	2,458,721	0.68%

RH2	2,200,552	0.61%

RH4	549,431	0.15%

RH6	282,326	0.08%

RH7	166,221	0.05%

RI III	229,212	0.06%

RI VIII	4,720,856	1.31%

RI IX	1,925,255	0.53%

RI X	2,050,188	0.57%

RI XI	1,217,938	0.34%

RI XII	241,885	0.07%

RI XIV	855,408	0.24%

RI XV	457,749	0.13%

RILLC, in its capacity as an investment advisor, may be deemed to possess direct beneficial ownership of the 3,661,969 Shares that are owned by its clients and held in accounts it manages.  Additionally, RILLC, as the sole general partner of each of

RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI IX, RI XI, RI XII, RI XIV and RI XV (collectively, the “Relational LPs”), and as the sole managing member of the general partners of RI III and RI X, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 26,357,189 Shares beneficially owned by RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII, RI XIV and RI XV because the limited partnership agreements of the Relational LPs and the investment management agreement for the accounts managed by RILLC specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer disclaims beneficial ownership of such Shares for all other purposes.

To the best of knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           RILP has the sole power to vote or direct the vote of 4,907,609 Shares and the sole power to dispose or direct the disposition of such Shares.

RFP has the sole power to vote or direct the vote of 106,221 Shares and the sole power to dispose or direct the disposition of such Shares.

RCP has the sole power to vote or direct the vote of 225,875 Shares and the sole power to dispose or direct the disposition of such Shares.

RP has the sole power to vote or direct the vote of 99,773 Shares and the sole power to dispose or direct the disposition of such Shares.

RH1 has the sole power to vote or direct the vote of 2,458,721 Shares and the sole power to dispose or direct the disposition of such Shares.

RH2 has the sole power to vote or direct the vote of 2,200,552 Shares and the sole power to dispose or direct the disposition of such Shares.

RH4 has the sole power to vote or direct the vote of 549,431 Shares and the sole power to dispose or direct the disposition of such Shares.

RH6 has the sole power to vote or direct the vote of 282,326 Shares and the sole power to dispose or direct the disposition of such Shares.

RH7 has the sole power to vote or direct the vote of 166,221 Shares and the sole power to dispose or direct the disposition of such Shares.

RI III has the sole power to vote or direct the vote of 229,212 Shares and the sole power to dispose or direct the disposition of such Shares.

RI VIII has the sole power to vote or direct the vote of 4,720,856 Shares and the sole power to dispose or direct the disposition of such Shares.

RI IX has the sole power to vote or direct the vote of 1,925,255 Shares and the sole power to dispose or direct the disposition of such Shares.

RI X has the sole power to vote or direct the vote of 2,050,188 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XI has the sole power to vote or direct the vote of 1,217,938 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XII has the sole power to vote or direct the vote of 241,885 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XIV has the sole power to vote or direct the vote of 855,408 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XV has the sole power to vote or direct the vote of 457,749 Shares and the sole power to dispose or direct the disposition of such Shares.

RILLC has the sole power to vote or direct the vote of 3,661,969 Shares held by accounts which it manages, and the sole power to dispose or direct the disposition of such Shares.  In addition, RILLC, as sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI IX, RI XI, RI XII, RI XIV and RI XV and as the sole managing member of the general partners of RI III and RI X, may be deemed to have the sole power to vote or direct the vote of 22,695,220 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares.

Messrs. Batchelder, Whitworth, Reed and Zehentbauer, as the Principals of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 26,357,189 Shares beneficially owned by the Reporting Persons.

(c)           Information concerning transactions in the Shares by the Reporting Persons during the last 60 days is set forth in Exhibit A filed with this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account and a portion of profits, if any, may be paid to a consultant as further described in Item 6 below.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of this Statement is hereby amended and restated as follows:

Except for the joint filing agreement between and among the Reporting Persons attached as Exhibit E hereto, and except for the investment discretion and voting authority described in Item 2 and in the respective partnership agreements of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII, RI XIV and RI XV which each contain provisions whereby RILLC may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s investments, to the best of knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

RILLC has an agreement with Castle Creek Financial LLC to provide consulting services with respect to evaluating the Reporting Persons’ investment in the Company’s common shares.  In exchange for these services Castle Creek Financial will receive a fee based on a percentage of the Reporting Persons’ net profits over a hurdle rate from its investment in the Company’s common shares, if any.

Item 7.	Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit A – Information concerning transactions in the Shares effected by the Reporting Persons in the last 60 days.

Exhibit B – Shareholder Forum Press Release.

Exhibit C – Shareholder Forum Invitation.

Exhibit D – Books and Records Request Letter.

Exhibit E – Joint Filing Agreement, dated October 19, 2005

Exhibit F – Customer Agreement with Credit Suisse First Boston Corporation (previously filed as Exhibit B of the Schedule 13D filed by the Reporting Persons on May 26, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2005

RELATIONAL INVESTORS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RELATIONAL COAST PARTNERS, L.P.

RELATIONAL PARTNERS, L.P.

RH FUND 1, L.P.

RH FUND 2, L.P.

RH FUND 4, L.P.

RH FUND 6, L.P.

RH FUND 7, L.P.

RELATIONAL INVESTORS III, L.P.

RELATIONAL INVESTORS VIII, L.P.

RELATIONAL INVESTORS IX, L.P.

RELATIONAL INVESTORS X, L.P.

RELATIONAL INVESTORS XI, L.P.

RELATIONAL INVESTORS XII, L.P.

RELATIONAL INVESTORS XIV, L.P.

RELATIONAL INVESTORS XV, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each, except as the sole managing member of the general partners of Relational Investors III, L.P. and Relational Investors X, L.P.

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

/s/ Joel L. Reed
Joel L. Reed

/s/ James J. Zehentbauer
James J. Zehentbauer